FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2006

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report,

2.

Oromin Explorations Ltd. News Release Dated April 5, 2006.

3.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report,

4.

Oromin Explorations Ltd. News Release Dated April 19, 2006,

5.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report,

6.

Oromin Explorations Ltd. News Release Dated April 21, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: May 3, 2006

By: “James G. Stewart”

James G. Stewart

Its:   Secretary

(Title)

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

May 3, 2006

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart,

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

April 5, 2006

Item 3.

Press Release

April 5, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

See attached news release.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 10th day of April, 2006.

OROMIN EXPLORATIONS LTD.

By: “J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

DEPTH EXTENT AND CONTINUITY OF SURFACE RESULTS CONFIRMED BY INITIAL DRILLING AT SABODALA

HIGHLIGHTS

•

DEPTH EXTENT AND CONTINUITY OF SURFACE RESULTS CONFIRMED BY DRILLING

•

NEW GOLD ZONE AT GOLOUMA NORTHWEST DISCOVERED BY TRENCHING

•

17 NEW DRILL TARGETS IDENTIFIED

•

PACE OF DRILLING TO BE ACCELERATED

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report the results from its initial drilling on its Sabodala Property in eastern Sénégal.  Oromin has now completed ten drill holes at the five target areas selected for the initial drilling evaluation and has results for five drill holes completed at four of these target areas (please see attached map for drill hole locations).  Drilling is ongoing and will be accelerated in light of these initial results.

The target areas evaluated in these first ten holes are the Niakifiri South area, the Masato area and three zones within the broad Golouma gold geochemical anomaly.  Results are pending for the Masato area and one of the two drill holes at Niakafiri.   The assay results listed below confirm the continuity at depth of gold mineralization encountered by Oromin in surface trenching and, along with the extensive geochemical anomalies discussed in Oromin’s previous news releases, confirm the significant potential of the mineralised zones.

Golouma Area

Golouma West Drill Hole (DH) or Trench (TR)	Grid Co-ordinates	Azimuth	From – To (m)	Interval (m)	Gold (g/t)

DH-01	3616N/4569E	010º	18.0 – 29.0 incl. 23.0 – 26.0 41.0 – 43.0	11.0 3.0 2.0	2.77 4.71 3.03
DH-02	3590N/4576E	010º	21.0 – 24.0 41.0 – 43.0	3.0 2.0	9.43 2.49
TR-OLE-1	3612N/4690E	160º	15.0 – 33.5	18.5+	2.96
TR-OLE-3	3617N/4470E	355º	8.0 – 13.5	5.5	30.22
TRX-2	3636N/4673E	180º	39.0 – 59.0	20.0	1.73
TRX-3	3652N/4615E	170º	16.0 – 18.0	2.0	6.04
TRX-4	3670N/4566E	185º	19.0 – 35.0	16.0	7.08

Golouma South Drill Hole (DH) or Trench (TR)	Grid Co-ordinates	Azimuth	From – To (m)	Interval (m)	Gold (g/t)

DH-03	3016N/5161E	010º	0 – 30.0 incl. 11.0 – 26.0 incl. 15.0 – 19.0	30.0 15.0 4.0	2.42 4.55 14.02
TRX-18	3012N/5144E	110º	12.0 – 37.0	25.0	12.35
TRX-20	3085N/5192E	130º	8.0 – 15.0	7.0	1.19

Golouma Northwest Trench (TR)	Grid Co-ordinates	Azimuth	From – To (m)	Interval (m)	Gold (g/t)

TR-OLE-30	3787N/4467E	090º	1.0 – 32.0 incl. 1.0 – 17.0	31.0 16.0	1.93 3.52

All drill holes (including DH-05 at Niakafiri South) are inclined at -45º.  Assay intervals are based on one metre sample composites and 0.5 g/t gold cut-off.  The attitude of mineralized intervals vary and may not represent true widths.

In addition to Oromin’s new drilling discoveries at Golouma West and Golouma South, trenching results at the Golouma Northwest area have provided another exploration drill target for immediate testing.

The Golouma gold geochemical anomaly presently measures 1.5 by 3.0 kilometres in extent and is open to expansion to the south and west.  Soil geochemistry, IP geophysics, trenching and now drilling suggest that the Golouma area hosts multiple zones of gold mineralization.

Drill hole DH-04, drilled to test an IP geophysical anomaly on the eastern edge of the Golouma geochemical anomaly did not return any significant results.  It is likely that the geophysical feature here is related to a formational sulphide anomaly rather than the presence of gold mineralization.

Niakafiri South Area

Drill Hole (DH) or Trench (TR)	Grid Co-ordinates	Azimuth	From – To (m)	Interval (m)	Gold (g/t)

DH-05	5820N/3203E	120º	65.0 – 72.0 87.0 – 95.0 incl. 91.0 – 94.0	7.0 8.0 3.0	1.15 2.29 5.00
TRX-22	5835N/3273E	305º	28.0 – 43.0	15.0	1.28
TRX-23	6140N/3292E	095º	98.0 – 112.0	14.0	1.06
TRX-29	5790N/3158E	120º	55.0 – 65.0	10.0	1.73
TRX-33	5494N/3199E	275º	5.0 – 16.0	11.0	1.82

Oromin’s coincident geochemical-geophysical Niakafiri South target has been traced for more than two kilometres south from the Oromin/Mineral Deposits Limited (“MDL”) concession boundary and remains open to the south and west.  Trenching has been completed over only 700 metres of this two kilometre extent.  The trench results include 1.06 g/t gold over 14.0 metres, 1.28 g/t gold over 15.0 metres, 1.73 g/t gold over 10.0 metres and 1.82 g/t gold over 11.0 metres.  Oromin’s trench results are similar to the initial results reported in 1987 by BRGM (Geologic Branch of the French Government) at the Niakafiri deposit on MDL’s adjacent concession.  The Niakafiri South mineralised zone is believed to be the immediate southern extension of MDL’s Niakafiri deposit.

The southern most drilling completed by MDL on its Niakafiri deposit is approximately 200 metres north of the Oromin/MDL concession boundary.  Oromin’s drill hole, DH-05 was collared 400 metres south of the common boundary, or 600 metres south of MDL’s current drilling at the Niakifiri deposit and intersected similar style and grade of mineralization as many of the MDL drill holes at the adjacent Niakafiri deposit.  MDL has reported that it has outlined an initial indicated resource of oxide gold of 1.86 million tonnes and an initial inferred resource of oxide gold of 3.78 million tonnes both grading 1.7 g/t gold (both using a 1.0 g/t gold cut-off) within the presently drilled area of its Niakafiri deposit.  A second hole, DH-06, was also drilled by Oromin at Niakafiri South and assays are pending for this hole.

Masato Area

Assay results are pending for the four drill holes completed by Oromin at the Masato area.  Previous work by BRGM had outlined a minimum 1,500-metre long geochemical anomaly within which it completed eleven drill holes along a 700-metre extent.  Seven of these holes that successfully intersected mineralization returned a weighted average of 2.8 g/t gold over a 15.9 metre length.  BRGM drill intercepts ranged up to 4.2 g/t gold over 26.7 metres.

The grade and style of mineralization at Masato is similar to that at MDL’s Sabodala deposit, located 1.2 kilometres to the west.  MDL recently announced that it has outlined an initial measured and indicated resource of 8.22 million tonnes grading 2.9 g/t gold and an initial inferred resource of 4.36 million tonnes grading 2.5 g/t gold (both using a 1.0 g/t gold cut-off) within at the Sabodala deposit. MDL has reported that it intends to begin production from its Sabodala and Niakafiri deposits in 2007 and to that end has recently completed a AUD$150 million financing to fund development of the deposits.  For more information on MDL’s activities at Sabodala, please refer to MDL’s website at www.mineraldeposits.com.au.

New Targets

To date, Oromin’s property-wide reconnaissance and detailed follow-up exploration has identified at least 17 new exploration targets within its 230 square kilometre Sabodala exploration concession.  The rate at which these numerous early-stage exploration discoveries throughout the concession were made further shows the relatively unexplored nature of this prolific structural environment. Ongoing programs of detailed mapping, sampling, geophysics and trenching will assist Oromin in prioritising the drilling evaluation for these new targets.

The attached map shows the location of these new targets in relation to previously identified targets at Golouma, Niakafiri South and Masato.

Douglas Turnbull P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the data disclosed in this news release.  All fieldwork was carried out under the supervision of Gerald McArthur P. Geo., also a “qualified person” for the purposes of National Instrument 43-101.  TSL Laboratories in Saskatoon, Saskatchewan carried out all assaying.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

April 19, 2006

Item 3.

Press Release

April 19, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

See attached news release.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 21st day of April, 2006.

OROMIN EXPLORATIONS LTD.

By: “James G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

Trading Symbol:  TSX Venture – OLE

Web Site:  www.oromin.com

April 19, 2006

25 NEW EXPLORATION TARGETS IDENTIFIED AT SABODALA

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to provide further information on the numerous new exploration targets referred to in its news release of April 5, 2006 that have been identified in its ongoing USD$8 million exploration program on the 230km2 Sabodala Property in eastern Sénégal.

Since the commencement of its comprehensive exploration program, Oromin has focused its efforts on three principal areas, Golouma, Niakafiri South and Masato.  The program began with a high-resolution airborne geophysical survey, followed by prospecting, geologic mapping, soil geochemical sampling, ground geophysics, hand and excavator trenching and most recently the first stage of a minimum 10,000-metre drilling program.

Encouraging results for Oromin’s first five holes were announced on April 5, 2006 and additional drill results are pending.   Drilling at Golouma, Niakafiri South and Masato is being accelerated and is currently underway at the Golouma South target where the only drill hole, SAB-06-03, returned a 15.0-metre interval grading 4.55 g/t gold.

In addition to the foregoing, Oromin initiated a property-wide, regional reconnaissance evaluation late last year.  Preliminary results from this continuing program have thus far identified at least twenty-five new exploration targets, as indicated on the accompanying map.  These targets will be the focus of follow-up exploration and drilling.

Highlights from some of these numerous new exploration targets include:

•

Target # 1 – a 250-metre wide soil geochemical anomaly associated with favourably altered volcanics from which preliminary prospecting sampling has returned up to 1.65 g/t gold.  A detailed soil geochemical grid has been initiated at this area.

•

Target # 2 – a 700-metre wide soil geochemical anomaly located approximately 3.0 kilometres northeast of the Mineral Deposits Limited’s Sabodala Deposit and within the same geological-geophysical trend.  A detailed soil geochemical grid has been planned at this area.

•

Target # 4 – a 1.4-kilometre wide soil geochemical anomaly that is one of the broadest soil anomalies identified to-date.  A detailed soil geochemical grid has now been completed at this area as well as prospecting and geological mapping and results are pending.  Hand trenching is now underway.

•

Target # 9 – a 500-metre wide soil geochemical anomaly that is coincident with one of the strongest IP geophysical anomalies identified by Oromin on their Sabodala Property.  A detailed soil geochemical grid has been completed in this area and further IP geophysics which are continuing to extend this geophysical signature are ongoing.

•

Target # 12 – a minimum 2.0-kilometre long geochemical anomaly adjacent to and sub-parallel to the extensive Niakafiri South exploration area.   A detailed soil geochemical grid has been completed in this area.

•

Targets # 13 - # 17 – all prospecting discoveries still to be followed-up with a detailed soil geochemical grid.  Initial rock sampling results include: 73.05 g/t gold at Target # 13, 6.34 g/t gold and 28.22 g/t gold at Target # 14, 3.36 g/t gold and 8.95 g/t gold associated with a 5.0-metre wide quartz vein within sheared, altered volcanics at Target # 16 and 1.99 g/t gold, 5.80 g/t gold and 26.61 g/t gold at Target # 17.

•

Targets # 18 - # 24 – a series of recently identified soil geochemical anomalies identified within the northern portion of the Property where limited or no previous exploration has occurred.  Detailed soil geochemical grid coverage has been initiated throughout this area.

All fieldwork was carried out under the supervision of Gerald McArthur P. Geo., as a “qualified person” for the purposes of National Instrument 43-101.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

April 21, 2006

Item 3.

Press Release

April 21, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

See attached news release.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 24th day of April, 2006.

OROMIN EXPLORATIONS LTD.

By: “J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

Trading Symbol:  TSX Venture – OLE

Web Site:  www.oromin.com

April 21, 2006

OROMIN APPOINTS NEW DIRECTOR

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report that Robert Brennan has joined Oromin’s Board of Directors.  Mr. Brennan has been an investment advisor with CB Richard Ellis since 1987 and has completed investment transactions totalling well over USD$2 billion in gross consideration over the course of his career.  Mr. Brennan’s appointment will bring considerable additional financial expertise to Oromin’s experienced Board of Directors.

Oromin also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 270,000 shares at a price of $2.02 per share until April 21, 2011.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE